ENERGY AFRICA

Energy Africa Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/007140/06)
JSE code: ENR ISIN:ZAE000010427

IMPORTANT MESSAGE FOR ENERGY AFRICA SHAREHOLDERS
FURTHER CAUTIONARY ANNOUNCEMENT

DO NOT ACCEPT THE OFFER

INTRODUCTION

On 10 October 2002 the Board, in its detailed response to the Petronas Offer, advised Energy Africa Shareholders:

- that based on the independent valuation by PGS Reservoir Consultants, the Offer price significantly undervalues the Company's assets;
- that the Board is examining options to realise value for Shareholders above the Offer price; and
- to take no action.

The Board undertook to keep Shareholders informed during the Offer process.

STATUS OF THE OFFER

Since Petronas' announcement dated 5 September 2002 of its firm intention to make an offer (excluding the 8.8 million Energy Africa shares Petronas acquired on 6 September 2002 for R43.75 per share):

- Petronas has not been able to purchase any shares in Energy Africa;
- Energy Africa's share price has traded at above the Offer price with an aggregate trading volume of 30.7 per cent of the shares subject to the Offer (10.7 per cent of Energy Africa's issued share capital) having traded to date; and
- a number of major institutional shareholders in Energy Africa, in aggregate holding 30.1 per cent of the shares subject to the Offer (10.5 per cent of Energy Africa's issued share capital), have stated in writing that it is their current intention not to accept the Offer.

Holders of the Energy Africa shares acquired at a premium to the Offer price would incur a loss on those shares should they accept the Offer.

These factors have led the Board to believe that the Offer as currently structured will fail on the first closing date of 29 October 2002, in which event Petronas will be faced with the following options:

- extend the Offer period with or without making any amendments to the existing conditions of the Offer;
- declare the Offer unconditional as to acceptances; or
- allow the Offer to lapse.

It is not possible for Energy Africa to anticipate the likely action of Petronas following 29 October 2002. However, the Board believes that the relevant considerations for Shareholders under the circumstances above would be as follows:

Extension of the Offer period and possible amendment of the Offer
The Offer is subject to a number of conditions, such as acceptance levels, that may be waived or amended at the sole discretion of Petronas. Furthermore, Petronas may extend the Offer period.

Shareholders who have accepted the Offer on or prior to 29 October 2002 will be excluded from trading those shares on the market in the event that the Offer period is extended. In this event, they would be prevented from taking advantage of any other offer for Energy Africa that may emerge or from selling their Energy Africa shares in the market above the Offer price.

Shareholders who have not accepted the Offer will have a further opportunity to consider what action to take under the amended conditions and / or timing of the Offer.

Declaring the Offer unconditional
In the event that Petronas declares its Offer unconditional in all respects, the Offer will be required to remain open for at least a further 14 days for acceptance. Shareholders who have not accepted the Offer will have the opportunity during this period to consider what action to take at that stage.

Lapse of the Offer
Shareholders should be aware that under the terms of the current Offer, Petronas cannot increase its Offer price. However, in the event that the current Offer lapses, Petronas will immediately be able, if it so chooses, to buy all but one of the outstanding Energy Africa shares in the market at prices above the Offer price.

Furthermore, notwithstanding the "no increase statement" in Petronas' Offer, it will be possible, subject to the consent of the SRP, for Petronas to make a new offer to Energy Africa Shareholders within the next 12 months.

Should Petronas allow the Offer to lapse, any trading of Energy Africa shares may be at prices above or below the Offer price, as determined by prevailing circumstances.

RIGHTS OF MINORITY SHAREHOLDERS

In an environment where there is increased focus on the rights and legitimate expectations of minority shareholders, as well as growing emphasis on good corporate governance, the Board expects and urges a state owned multinational corporation of the stature of Petronas to comply with the King Code and the letter and spirit of the relevant laws and regulations of its host government, in line with the principles of good corporate citizenship.

OPPORTUNITIES FOR ACHIEVING HIGHER VALUE FOR SHAREHOLDERS

Energy Africa has been approached by and has approached a number of potential bidders for the Company:

- several of these interested parties have entered into confidentiality agreements with Energy Africa and have been provided with confidential information about the Company; and
- a number of these interested parties are considering whether or not to proceed with an offer for all or part of Energy Africa's issued share capital, but there can be no assurance that any such offer will be forthcoming.

The Board believes that there are a number of alternative solutions which, with Petronas' co-operation, could be implemented for the benefit of all Shareholders. Energy Africa's advisers have presented proposals to Petronas' advisers on alternatives to maximise value for Energy Africa Shareholders.

CONCLUSIONS

It is against this background of:

- **a number of institutional shareholders currently being unwilling to accept the Offer;**
- **the current market price being above the Offer price;**
- **the Board's belief that the current Offer will fail;**
- **Petronas' undoubted ability to pay a higher price for Energy Africa;**
- **the potential for the Offer period being extended and Shareholders who have accepted the Offer being excluded from trading their shares;**
- **the potential for the Offer being declared unconditional and Shareholders having at least 14 days to consider what action to take; and**
- **continued interest from third parties,**

that the Board remains unable to recommend that Shareholders accept the Offer.

If Shareholders do not wish to accept the Offer, they should instruct their CSDP or broker to whom they have given a mandate, not to accept the Offer. Shareholders should not sign any documents which Petronas or its advisers send to them.

The Board will not stint in its efforts to find a solution by which Shareholders can realise value above the Offer price, and is willing to discuss with Petronas appropriate courses of action at the earliest opportunity.

The Board, which has been advised by Rothschild, remains firmly of the view that Petronas' Offer does not fully value Energy Africa and recommends that Shareholders do not accept the Offer. In providing its advice to the Directors, Rothschild has taken into account the commercial assessments of the Directors.

Shareholders will be kept informed of developments and, further to the cautionary announcement dated 6 September 2002, Shareholders are advised to continue exercising caution when dealing in Energy Africa's shares until a further announcement is made.

24 October 2002
Cape Town

Definitions:

"Board" or "Directors"	the Board of Directors of Energy Africa excluding the Engen and/or Petronas nominated directors being Dato' M Idris Mansor, G B D Paul and Tunku M Fawzy b. Tunku Muhiyiddin
"CSDP"	Central Securities Depository Participant
"Energy Africa" or the "Company"	Energy Africa Limited
"Energy Africa shares" or "shares"	ordinary shares having a nominal value of ZAR 0.1 in Energy Africa
"Energy Africa Shareholders" or "Shareholders"	holders of Energy Africa shares other than Engen, Petronas or any of their concert parties
"Engen"	Engen Limited, a subsidiary of Petronas
"King Code"	King Report on Corporate Governance for South Africa 2002 and the King Code of Corporate Practices and Conduct
"Offer" or the "Petronas Offer"	the final conditional offer by Petronas to acquire the entire issued share capital of Energy Africa other than those shares already owned by Engen, Petronas or any of their concert parties, for the Offer price
"Offer price"	the cash offer consideration of ZAR43.75 per Energy Africa share
"Petronas"	Petronas International Corporation Limited, a wholly owned subsidiary of Petroliam Nasional Berhad, the national oil and gas company of Malaysia
"PGS Reservoir Consultants"	PGS Reservoir Consultants (UK) Limited
"Rothschild"	N M Rothschild & Sons (South Africa) (Proprietary) Limited, a private company incorporated in South Africa and N M Rothschild & Sons Limited, a private company incorporated in the United Kingdom
"SRP"	The Securities Regulation Panel established in terms of section 440B of the Companies Act